Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 2nd quarter 2017 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company will hold conference calls on August 01, 2017, of the second quarter 2017 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•	On the night of July 31, 2017:
o	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);
•	Following the scheduled end to the calls (11:30 a.m. in English and 1:00 p.m. in, Portuguese, Brasília time):
o	Audio replays by calling 5511 31931012 or 5511 28204012, the passwords being 3987548# (English) and 2068576# (Portuguese). The replays will be available immediately following the calls until August 07, 2017;
o	The audio formats in the Investor Relations site within two hours; and
o	The transcriptions of the audio replays within a period of five days after the calls.

In order to better serve our investors and shareholders, as of this quarter, we will request the identification of those who join our conference calls on the internet.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, July 31, 2017.

MARCELO KOPEL

Investor Relations Officer

2nd quarter 2017 – Earnings Review Conference Call Candido Botelho Bracher President and CEO (Chief Executive Officer) Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer

 Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A.

 Main Challenges Seeking excellence and value creation for all our stakeholders, we perceive as our main challenges: Focus on Clients Risk Management We must further increase the focus on clients, aligned with We must commit ourselves to fully comply with the Risk international best practices not limited to the financial sector, Appetite guidelines of the Board of Directors. Managing risks developing products and a “service culture” always focused is the essence of our activity and a responsibility of all on client satisfaction throughout all the activities of the bank. employees. Digital Transformation Internationalization Speeding up our digital transformation process, continuously Moving forward in the internationalization process does not increasing the productivity of our IT area and spreading out a necessarily mean to take activities to new countries, but rather to digital mindset throughout the bank is essential to maximize reach, in the countries we are present in, the same management efficiency and to improve user experience and client’s satisfaction. quality and results we have in Brazil. People Management Profitability We must continuously improve the existing models so that we Keeping up the profitability level is what allows us to “dream distinguish ourselves in people management, with processes great dreams” and should be the result of our efforts to exceed in being increasingly perceived as fair and meritorious. all aspects of banking activity, always focused on value creation. Itaú Unibanco Holding S.A.

Digital Strategy

Itaú

Highlights

Individuals and Companies Account Holders

Internet and mobile transactions	2Q17	77%	+400 bps
	2016	73%	
Digital clients (million)	2Q17	13.6	+6%
	2016	12.8	
Mobile users (million)	2Q17	10.0	+15%
	2016	8.7	

Recent Developments 2017

App Light

- + 400k clients; most downloaded Google Play app in May 2017
- Light (~5MB), low data consumption
- Intuitive and easy browsing
- No password needed when making inquiries

New Internet Banking
SMEs and Itaucard

- New browsing experience – 80% of direct account management on the homepage
- Modernized technology platform

Mobile app evolution
Itaú and Itaú Empresas

- New design and simplified navigation – modern and focused on clients' needs
- Extended platform of products and services
- Text or voice search engine
- Itaú App elected the best app by Folha (May 2017) and the "must have" app at App Store (May 17)

Online Account Opening

- + 140k accounts opened via mobile since this app was launched

Itaú Unibanco Holding S.A.

4

 Highlights Recurring Net Income Consolidated R$6.2 bn - 0.1% (2Q17/1Q17) R$12.3 bn +15.0% (1H17/1H16) Brazil R$5.9 bn - 1.2% (2Q17/1Q17) R$11.9 bn + 16.6% (1H17/1H16) Recurring ROE (p.a.) Consolidated 21.5% - 50 bps (2Q17/1Q17) 21.8% + 170 bps (1H17/1H16) Brazil 22.7% - 80 bps (2Q17/1Q17) 23.1% + 220 bps (1H17/1H16) Credit Quality (Jun-17) Consolidated NPL 90 - 20 bps (Jun-17 / Mar-17) 3.2% - 40 bps (Jun-17 / Jun-16) Brazil - 30 bps (Jun-17 / Mar-17) NPL 90 3.9% - 60 bps (Jun-17 / Jun-16) 2Q17/1Q17 1H17/1H16 Financial Margin with Clients: + 1.4% - 2.0% Financial Margin with the Market: - 13.1% + 7.2% Cost of Credit: - 15.3% - 28.0% Commissions and Fees and Result from Insurance1: + 0.6% +3.7% Non-interest Expenses: + 5.0% + 1.0% Credit Portfolio + 0.1% - 3.5% (Endorsements, Sureties and Private Securities): Jun-17 Jun-16 Estimated BIS III (Common Equity Tier I) – Full 13.5% 13.2% Implementation of BIS III2: 3 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. 2 CET I full with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP before the use of tax credits. Note: Results from Brazil consider units abroad ex-Latin America. 5

 Recurring ROE / Recurring ROA Consolidated ROE / ROA 24.8% 24.1% 22.1% 22.0% 21.5% 19.6% 20.6% 19.9% 20.7% 1.8% 1.8% 1.6% 1.4% 1.6% 1.6% 1.6% 1.7% 1.7% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) ROE Brazil1 25.1% 24.2% 22.8% 23.5% 22.7% 20.7% 21.1% 20.8% 21.7% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized Recurring Return on Average Equity (quarterly) - Brazil 1 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A.

Results

In R$ billions	2Q17	1Q17	change	1H17	1H16	change
Operating Revenues	**27.2**	**27.3**	**-0.2%**	**54.5**	**54.6**	**-0.2%**
Managerial Financial Margin	17.4	17.4	-0.2%	34.8	35.2	-1.2%
Financial Margin with Clients	15.8	15.5	1.4%	31.3	31.9	-2.0%
Financial Margin with the Market	1.6	1.9	-13.1%	3.5	3.3	7.2%
Commissions and Fees	8.0	7.8	2.5%	15.9	15.1	4.9%
Result from Insurance [1]	1.8	2.0	-11.2%	3.8	4.2	-10.1%
Cost of Credit	**(4.5)**	**(5.3)**	**-15.3%**	**(9.8)**	**(13.5)**	**-28.0%**
Provision for Loan Losses	(4.9)	(5.4)	-8.2%	(10.3)	(14.2)	-27.0%
Impairment	(0.1)	(0.4)	-76.3%	(0.5)	(0.5)	1.9%
Discounts Granted	(0.3)	(0.3)	-13.3%	(0.5)	(0.7)	-18.0%
Recovery of Loans Written Off as Losses	0.8	0.8	-1.7%	1.7	1.8	-7.7%
Retained Claims	**(0.3)**	**(0.3)**	**-18.8%**	**(0.6)**	**(0.7)**	**-22.1%**
Operating Margin	**22.5**	**21.7**	**3.7%**	**44.1**	**40.3**	**9.6%**
Other Operating Income/(Expenses)	**(13.2)**	**(12.7)**	**4.1%**	**(25.9)**	**(25.7)**	**0.8%**
Non-interest Expenses	(11.6)	(11.0)	5.0%	(22.6)	(22.3)	1.0%
Tax Expenses and Other [2]	(1.7)	(1.7)	-1.5%	(3.4)	(3.4)	-0.8%
Income before Tax and Minority Interests	**9.3**	**9.0**	**3.2%**	**18.2**	**14.6**	**25.1%**
Income Tax and Social Contribution	**(2.9)**	**(2.8)**	**4.5%**	**(5.7)**	**(3.6)**	**55.6%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.0)**	**-**	**(0.2)**	**(0.2)**	**15.7%**
Recurring Net Income	**6.2**	**6.2**	**-0.1%**	**12.3**	**10.7**	**15.0%**
Non Recurring Events	(0.2)	(0.1)	25.8%	(0.3)	(0.1)	-
Net Income	**6.0**	**6.1**	**-0.6%**	**12.1**	**10.6**	**13.5%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
7

Results – Brazil and Latin America

Itaú

In R$ billions	1H17			1H16			change		
	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]
Operating Revenues	**54.5**	**50.1**	**4.4**	**54.6**	**49.6**	**4.9**	**-0.2%**	**0.8%**	**-10.2%**
Managerial Financial Margin	34.8	31.7	3.1	35.2	31.7	3.5	-1.2%	0.1%	-12.0%
Financial Margin with Clients	31.3	28.7	2.6	31.9	28.8	3.1	-2.0%	-0.5%	-15.7%
Financial Margin with the Market	3.5	3.0	0.5	3.3	2.8	0.4	7.2%	6.0%	15.3%
Commissions and Fees	15.9	14.6	1.2	15.1	13.8	1.3	4.9%	5.8%	-5.1%
Result from Insurance [3]	3.8	3.7	0.1	4.2	4.1	0.1	-10.1%	-10.1%	-11.7%
Cost of Credit	**(9.8)**	**(8.8)**	**(1.0)**	**(13.5)**	**(12.5)**	**(1.1)**	**-28.0%**	**-29.5%**	**-11.0%**
Provision for Loan Losses	(10.3)	(9.3)	(1.0)	(14.2)	(13.0)	(1.2)	-27.0%	-28.3%	-11.8%
Impairment	(0.5)	(0.5)	-	(0.5)	(0.5)	-	1.9%	1.9%	-
Discounts Granted	(0.5)	(0.5)	(0.0)	(0.7)	(0.7)	-	-18.0%	-21.5%	-
Recovery of Loans Written Off as Losses	1.7	1.6	0.1	1.8	1.7	0.1	-7.7%	-8.3%	5.0%
Retained Claims	**(0.6)**	**(0.6)**	**(0.0)**	**(0.7)**	**(0.7)**	**(0.0)**	**-22.1%**	**-22.6%**	**0.1%**
Operating Margin	**44.1**	**40.7**	**3.4**	**40.3**	**36.5**	**3.8**	**9.6%**	**11.6%**	**-10.0%**
Other Operating Expenses	**(25.9)**	**(23.1)**	**(2.9)**	**(25.7)**	**(22.4)**	**(3.3)**	**0.8%**	**2.7%**	**-12.4%**
Non-interest Expenses	(22.6)	(19.8)	(2.8)	(22.3)	(19.1)	(3.2)	1.0%	3.3%	-12.8%
Tax Expenses and Other [4]	(3.4)	(3.3)	(0.1)	(3.4)	(3.3)	(0.1)	-0.8%	-0.9%	4.1%
Income before Tax and Minority Interests	**18.2**	**17.7**	**0.6**	**14.6**	**14.0**	**0.5**	**25.1%**	**25.9%**	**4.4%**
Income Tax and Social Contribution	**(5.7)**	**(5.6)**	**(0.1)**	**(3.6)**	**(3.6)**	**(0.0)**	**55.6%**	**54.1%**	**972.7%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.1)**	**(0.1)**	**(0.2)**	**(0.1)**	**(0.1)**	**15.7%**	**-21.0%**	**102.5%**
Recurring Net Income	12.3	11.9	0.4	10.7	10.3	0.5	15.0%	16.6%	-18.6%
ROE (%)	21.8	23.1	8.2	20.1	20.9	11.8	170 bps	220 bps	-360 bps

[1] Includes units abroad ex-Latin America.

[2] Latin America information is presented in nominal currency.

[3] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[4] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

8

Business Model

Itaú

In R$ billions	1H17					1H16					change				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	**54.5**	**28.3**	**1.0**	**23.7**	**1.4**	**54.6**	**30.2**	**1.2**	**22.4**	**0.7**	**(0.1)**	**(1.9)**	**(0.1)**	**1.3**	**0.7**
Managerial Financial Margin	34.8	23.3	1.0	9.1	1.4	35.2	25.4	1.2	7.9	0.7	(0.4)	(2.1)	(0.1)	1.2	0.7
Commissions and Fees	15.9	5.0	0.0	10.9	-	15.1	4.8	0.0	10.3	-	0.7	0.2	0.0	0.6	-
Result from Insurance [1]	3.8	-	-	3.8	-	4.2	-	-	4.2	-	(0.4)	-	-	(0.4)	-
Cost of Credit	**(9.8)**	**(9.8)**	**-**	**-**	**-**	**(13.5)**	**(13.5)**	**-**	**-**	**-**	**3.8**	**3.8**	**-**	**-**	**-**
Retained Claims	**(0.6)**	**-**	**-**	**(0.6)**	**-**	**(0.7)**	**-**	**-**	**(0.7)**	**-**	**0.2**	**-**	**-**	**0.2**	**-**
Non-interest Expenses and Other Expenses [2]	**(26.1)**	**(12.5)**	**(0.2)**	**(13.4)**	**(0.1)**	**(25.9)**	**(12.6)**	**(0.3)**	**(13.0)**	**(0.0)**	**(0.2)**	**0.1**	**0.0**	**(0.4)**	**(0.0)**
Recurring Net Income	**12.3**	**4.2**	**0.5**	**6.5**	**1.2**	**10.7**	**3.2**	**0.6**	**6.4**	**0.6**	**1.6**	**1.0**	**(0.1)**	**0.1**	**0.6**
Regulatory Capital	118.4	56.6	2.6	30.0	29.2	110.6	55.3	3.1	29.1	23.2	7.8	1.3	(0.5)	0.9	6.0
Value Creation [3]	4.1	0.0	0.3	4.5	(0.7)	1.8	(1.7)	0.3	3.6	(0.4)	2.3	1.7	0.0	0.9	(0.3)
Recurring ROE	21.8%	14.5%	31.5%	44.7%	8.9%	20.1%	11.1%	32.2%	36.9%	9.5%	170 bps	340 bps	-70 bps	780 bps	-60 bps

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
[3] The consolidated cost of equity, for each period, was used to calculate the value creation of the consolidated and of the parties.

Itaú Unibanco Holding S.A.

9

 Credit Portfolio In R$ billions, end of period 2Q17 1Q17 change 2Q16 change Individuals 179.4 180.5 -0.6% 182.6 -1.8% Credit Card Loans 56.4 56.2 0.3% 54.5 3.5% Personal Loans 25.9 26.3 -1.6% 28.7 -9.9% Payroll Loans 44.8 44.9 -0.1% 46.5 -3.7% Vehicle Loans 14.1 14.8 -4.6% 16.7 -15.6% Mortgage Loans 38.3 38.3 -0.2% 36.3 5.4% Companies 235.2 236.6 -0.6% 251.1 -6.3% Corporate Loans 175.4 176.6 -0.7% 188.9 -7.1% Very Small, Small and Middle Market Loans 59.8 60.0 -0.3% 62.2 -4.0% Latin America 137.7 133.3 3.3% 139.2 -1.1% Total with Endorsements and Sureties 552.3 550.3 0.4% 573.0 -3.6% Corporate - Private Securities 35.0 36.7 -4.6% 35.6 -1.7% Total with Endorsements, Sureties and Private Securities 587.3 587.0 0.1% 608.6 -3.5% Total with Endorsements, Sureties and Private Securities 587.3 593.1 -1.0% 613.1 -4.2% (ex-foreign exchange rate variation) Note: Excluding the effect of Foreign exchange variation, the Corporate Loans portfolio would have decreased 1.5% in the quarter and 7.8% in the 12-month period and the Latin America portfolio would have increased 0.2% in the quarter and decreased 3.0% in the 12-month period. Itaú Unibanco Holding S.A. 10

 Financial Margin with Clients Annualized Average Rate 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 13.1% 12.7% 11.1% 11.6% 11.0% 11.1% 10.9% 10.9% 10.1% 10.3% 10.5% 10.8% 10.3% 10.3% 7.4% 7.4% 7.5% 6.1% 6.7% 7.3% 6.8% 6.6% 6.7% 6.1% 5.4% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ millions 15,547 96 75 148 243 15,762 5 BRAZIL 1Q17 Mix of products, Balance of Spread- Working Capital and Calendar days Latin America 2Q17 clients and spreads Sensitive Operations other Financial Margin with Clients1 3 Latin America Managerial Financial Margin with clients variance does not consider calendar days impact. This impact was considered in its specific column. Itaú Unibanco Holding S.A.

 Financial Margin with the Market In R$ billions 1.7 1.7 1.8 1.8 1.7 1.7 1.7 1.6 1.4 2.3 2.0 1.9 1.7 1.7 1.6 1.6 1.5 2.1 1.3 1.7 1.4 1.6 1.8 1.2 1.2 1.5 1.3 0.2 0.2 0.3 0.3 0.2 0.2 0.3 0.1 0.1 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Financial Margin with the Market - Brazil3 Financial Margin with the Market - Latin America2, 3 1-year moving average of Financial Margin with the Market 3 Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. . Itaú Unibanco Holding S.A.

 Credit Quality 90-day NPL Ratio - Consolidated - % 15 to 90-day NPL Ratio - Consolidated - % 5.2 4.6 4.5 4.0 4.2 4.2 3.9 3.9 3.8 3.7 3.6 3.6 3.6 3.3 4.4 3.4 3.2 2.9 3.2 3.1 2.6 3.9 3.6 2.9 2.8 2.8 3.6 3.4 3.4 3.4 2.6 2.5 3.3 3.2 3.2 3.2 3.1 2.9 3.0 3.0 2.7 3.0 2.5 2.7 2.7 2.6 2.3 1.1 1.2 1.3 1.2 2.1 1.1 1.1 1.1 1.8 0.8 0.7 0.7 0.7 1.7 1.5 1.3 1.2 1.2 1.0 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Total Brazil3 Latin America3 Total Brazil3 Latin America3 90-day NPL Ratio - Brazil 1 - % 15 to 90-day NPL Ratio - Brazil 1 - % Reduction in Corporate: specific clients 7.8 operations that impacted 15-90-day NPL 6.8 6.6 in Mar-17 were 6.1 6.2 renegotiated 5.8 6.0 5.8 7.3 5.6 5.6 6.4 4.9 4.9 4.9 4.8 4.3 5.9 3.9 3.6 4.0 5.6 4.3 4.2 5.3 5.3 5.2 3.8 3.9 3.7 3.7 4.7 3.5 4.6 5.1 4.2 4.0 2.8 3.4 3.6 2.3 1.8 3.1 3.2 3.1 2.0 1.6 1.3 1.6 2.6 1.4 1.1 1.2 0.6 0.7 0.9 0.8 0.8 0.9 0.7 1.0 0.4 0.5 0.3 0.3 0.6 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. 3 Includes units abroad ex-Latin America. 3 Excludes Brazil. Itaú Unibanco Holding S.A. 13

 NPL Creation In R$ billions 6.8* 6.3 6.0 5.7 5.5 5.3 5.3 5.0 4.9 4.5 4.4 4.3 4.3 4.2 3.9 4.1 3.6 3.8 3.8 3.5 2.3* 1.4 1.3 1.5 1.0 1.0 1.1 1.0 0.8 0.4 0.6 0.8 0.4 0.3 0.4 0.5 0.2 0.3 0.2 0.1 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5.2 billion and R$0.7 billion in the 3Q16, respectively. Itaú Unibanco Holding S.A.

 Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment In R$ billions 5.8% 4.3% 4.4% 4.6% 5.0% 5.0% 4.7% 4.5% 3.8% 4.0% 4.0% 3.9% 4.3% 4.1% 7.8 6.0 6.4 0.8 6.3 6.2 5.8 5.7 5.8 5.4 4.9 4.6 4.9 4.8 0.4 2.7 0.4 0.4 4.4 0.4 0.4 0.4 1.4 1.5 0.8 0.4 0.3 0.2 0.3 0.3 1.9 1.3 1.8 1.1 0.6 0.6 0.9 1.1 1.6 1.4 0.6 0.5 3.6 3.9 3.6 3.7 4.3 4.6 4.3 4.4 3.9 4.0 3.5 3.7 3.4 3.5 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit In R$ billions (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 4.4% 4.1% 4.2% 3.7% 3.6% 3.0% 2.9% 3.1% 3.0% 3.0% 7.2 6.3 6.4 4.8 4.8 5.1 5.1 5.6 5.3 4.5 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Cost of Credit Cost of Credit / Total Risk (*) – Annualized (*) Average balance of the loan portfolio with endorsements, sureties and private securities, considering the last two quarters. Itaú Unibanco Holding S.A.

Total Allowance by Type of Risk – Consolidated

In R$ billions



Allocation of Total Allowance(*) by Type of Risk - Consolidated
38.5
37.6
37.4
16.4
17.1
17.2
Potential³
9.6
9.3
9.9
Aggravated
12.5
11.2
10.3
Overdue
Jun-16
Mar-17
Jun-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹ 6.1
Wholesale - Brazil¹ 9.1
Latin America² 2.0
Renegotiations (non-overdue/aggravated)
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Retail - Brazil¹ 1.0 4.4 5.4
Wholesale - Brazil¹ 0.6 2.9 3.5
Latin America² 0.3 0.8 1.1
Fully Provisioned
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Retail - Brazil¹ 2.7 5.4 8.1
Wholesale - Brazil¹ 0.6 0.6 1.3
Latin America² 0.4 0.5 0.9



Regulatory Breakdown
37.4
Complementary Allowance
8.8
10.7
Provision for Financial Guarantees Provided
1.9
Generic Allowance
12.3
Specific Allowance
14.4
Jun-17

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
16

 Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio 715% 553% 494% 243% 231% 222% 212% 210% 215% 245% 206% 204% 232% 231% 187% Without CorpBanca With Itaú CorpBanca 159% 165% 166% 100% 102% 104% 104% 104% 104% 101% 97% 90% Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Jun-16 Mar-17 Jun-17 Latin America ex-Brazil Total Total (Expanded¹) 3 Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and Retail Banking - Brazil of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data Wholesale Banking - Brazil prior to June 2016 do not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 17

 Commissions & Fees and Result from Insurance In R$ billions 2Q17 1Q17 change 1H17 1H16 change Asset Management ¹ 0.8 0.9 -3.4% 1.7 1.4 17.7% Current Account Services 1.7 1.7 1.7% 3.3 3.1 6.0% Credit Operations and Guarantees Provided 0.8 0.8 -1.6% 1.7 1.6 7.3% Collection Services 0.4 0.4 0.2% 0.8 0.8 8.8% Credit Cards 3.0 2.9 2.4% 6.0 5.9 0.7% Other 0.6 0.5 21.9% 1.2 1.0 13.5% Latin America (ex-Brazil) 0.6 0.6 3.3% 1.2 1.3 -5.1% Commissions and Fees 8.0 7.8 2.5% 15.9 15.1 4.9% Result from Insurance ² 1.5 1.6 -8.5% 3.1 3.1 -1.7% Total 9.5 9.4 0.6% 18.9 18.3 3.7% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A.

Non-Interest Expenses

In R$ billions	2Q17	1Q17	change	1H17	1H16	change
Personnel Expenses	(5.0)	(4.8)	4.4%	(9.8)	(9.0)	8.9%
Administrative Expenses	(4.0)	(3.8)	4.8%	(7.8)	(7.7)	0.9%
Personnel and Administrative Expenses	**(9.0)**	**(8.6)**	**4.5%**	**(17.5)**	**(16.7)**	**5.2%**
Operating Expenses	(1.3)	(1.1)	18.0%	(2.3)	(2.6)	-9.9%
Other Tax Expenses [1]	(0.1)	(0.1)	13.7%	(0.2)	(0.2)	-13.5%
Latin America (ex-Brazil) [2]	(1.2)	(1.3)	-3.2%	(2.5)	(2.9)	-12.5%
Total	**(11.6)**	**(11.0)**	**5.0%**	**(22.6)**	**(22.3)**	**1.0%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS;

[2] Does not consider overhead allocation.

Employees



99,501
99,033
97,865
97,043
96,460
95,984
94,779
94,955
95,065
13,720
13,785
13,672
13,469
13,531
13,552
13,260
13,116
13,204
753
758
712
703
716
695
648
620
609
85,028
84,490
83,481
82,871
82,213
81,737
80,871
81,219
81,252
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches



5,298
5,307
5,279
5,215
5,154
5,119
5,103
5,005
4,955
56
74
94
108
115
130
135
144
154
3,868
3,871
3,821
3,755
3,707
3,664
3,653
3,553
3,523
834
822
824
813
794
780
766
757
736
540
540
540
539
538
545
549
551
542
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.

19

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio



15.4%
0.8%
-0.2%
-0.1%
-0.2%
0.1%
-0.1%
15.7%
Common Equity Tier I Mar-17
2Q17 Net Income
Dividends and interest on capital
Other changes in stockholders' equity
Tax Credits
Credit Risk-weighted Assets
Market Risk-weighted Assets
Common Equity Tier I Jun-17

Full application of Basel III rules | June 30, 2017



15.7%
-0.7%
15.0%
-0.3%
14.7%
-1.2%
13.5%
1.0%
14.5%
Common Equity Tier I (CET I) Jun-17
Deductions schedule anticipation[1]
CET I with full deductions
Risk-weighted assets rules anticipation[2]
CET I with fully loaded Basel III rules
Impact[3] of Citibank consolidation and the investment in XP
CET I with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP[4]
Use of tax credits
Simulated CET I with fully loaded Basel III rules including the use of tax credits[5]

[1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. [2] Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. [3] The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals. [4] If we considered the anticipated effect of payout above mandatory minimum (recorded in Revenue Reserves in Stockholders' Equity) related to net income for the first half of 2017, CET I with fully loaded Basel III rules (before the use of tax credits) would be 13.2%.
[5] Does not consider any reversal of complementary allowance for loan losses.

Itaú Unibanco Holding S.A. 20

2017 Forecast

Itaú

We kept unchanged the ranges of our 2017 forecast.

➢ **As of 2Q17, Discounts Granted started to be disclosed in Cost of Credit, composed of Result from Loan Losses, Impairment and Discounts Granted. Therefore, we present this new version of our forecast considering the effects of the reclassification of Discounts Granted from Financial Margin with Clients to Cost of Credit.**

Consolidated [1]

	2017 Forecast Discounts Granted in Financial Margin with Clients	Reclassification	2017 Forecast Discounts Granted in Cost of Credit	
Total Credit Portfolio [2]	From 0.0% to 4.0%		From 0.0% to 4.0%	Total Credit Portfolio [2]
Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	+ R$1.0 billion	From -4.2% to -0.8%	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
Result from Loan Losses and Impairment [3]	between R$14.5 bn and R$17.0 bn	- R$1.0 billion	Between R$15.5 bn and R$18.0 bn	Cost of Credit [6]
Commissions and Fees and Result from Insurance Operations [4]	From 0.5% to 4.5%		From 0.5% to 4.5%	Commissions and Fees and Result from Insurance Operations [4]
Non-Interest Expenses	From 1.5% to 4.5%		From 1.5% to 4.5%	Non-Interest Expenses

Brazil [1,7]

	2017 Forecast Discounts Granted in Financial Margin with Clients	Reclassification	2017 Forecast Discounts Granted in Cost of Credit	
Total Credit Portfolio [2]	From -2.0% to 2.0%		From -2.0% to 2.0%	Total Credit Portfolio [2]
Financial Margin with Clients (ex-Impairment)	From -5.0% to -1.5%	+ R$1.0 billion	From -5.2% to -1.8%	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
Result from Loan Losses and Impairment [3]	From R$12.5 bn and R$15.0 bn	- R$1.0 billion	Between R$13.5 bn and R$16.0 bn	Cost of Credit [6]
Commissions and Fees and Result from Insurance Operations [4]	From 0.0% to 4.0%		From 0.0% to 4.0%	Commissions and Fees and Result from Insurance Operations [4]
Non-Interest Expenses	From 3.0% to 6.0%		From 3.0% to 6.0%	Non-Interest Expenses

(1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes endorsements, sureties and private securities; (3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line in 2016; (6) Composed of Result from Loan Losses, Impairment and Discounts Granted; (7) Includes units abroad ex-Latin America.

Itaú Unibanco Holding S.A.

21

2017 APIMEC Meeting in São Paulo Tuesday, September 26th at 2:00 p.m. Hotel Unique – Espaço de Eventos Av. Brigadeiro Luiz Antônio, 4700 - Jardim Paulista –São Paulo – SP Valet parking available The presentation will be transmitted via website www.itau.com.br/investor-relations, including simultaneous translation into English. Please access the Investor Relations website for further information. www.itau.com.br/investor-relations Itaú Unibanco Holding S.A.

 2nd quarter 2017 – Earnings Review Conference Call Candido Botelho Bracher President and CEO (Chief Executive Officer) Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer